SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

HomeStreet, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

43785V102
(CUSIP Number)
Charles W. Griege, Jr. Roaring Blue Lion Capital Management, L.P. 8115 Preston Road, Suite 550 Dallas, TX 75225-6307 (214) 855-2430
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43785V102	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Roaring Blue Lion Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 43785V102	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Charles W. Griege, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 43785V102	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Ronald K. Tanemura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 43785V102	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 15 (“Amendment No. 15”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 20, 2017 (the “Original Schedule 13D”) and Amendments No. 2 through No. 14 to the Original Schedule 13D (together with the Original Schedule 13D and this Amendment No. 15, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 15 have the meanings set forth in the Schedule 13D. This Amendment No. 15 amends Items 2, 4, 5, 6 and 7 as set forth below. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As a result of the Purchase Agreement (as defined in Item 4), the Blue Lion Parties and Ronald K. Tanemura may no longer be deemed members of a “group” as defined in Rule 13d-5 of the Exchange Act, and the Reporting Persons shall cease to be Reporting Persons immediately following the filing of this Amendment No. 15. A copy of the Purchase Agreement is attached as Exhibit 99.18 to this Schedule 13D and is incorporated by reference herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

On June 12, 2019 and June 20, 2019, Blue Lion Opportunity Master Fund, L.P. sent supplements to its notice of intent to present nominations and proposals at the Issuer’s 2019 Annual Meeting of Shareholders withdrawing its nominations of Mr. Griege and Mr. Tanemura. On July 10, 2019, the Reporting Persons entered into a purchase agreement with the Issuer (the “Purchase Agreement”), pursuant to which the Issuer purchased, at a price of $31.16 per share, all of the Blue Lion Parties' then-owned 1,677,401 shares of Common Stock and all of Mr. Tanemura's then-owned 15,000 shares of Common Stock. Pursuant to the Purchase Agreement, the Reporting Persons and Issuer agreed to mutually release each other from and discharge any and all manner of action or actions, causes or causes of action, in law or in equity, suits, debts, liens, contracts, agreements, promises, liabilities, claims, demands, damages, losses, costs and expenses, of any nature whatsoever, known or unknown, fixed or contingent, liquidated or unliquidated, direct or indirect, from the beginning of time to the date of the Purchase Agreement. Pursuant to the Purchase Agreement, the Reporting Persons will also abide by certain customary standstill provisions for three years, including a restriction on purchasing more than 2% of the outstanding shares of Common Stock. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is included as Exhibit 99.18 to this Schedule 13D and which is incorporated by reference herein.

CUSIP No. 43785V102	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a)-(c) and (e) is hereby amended and restated to read as follows:

(a)	As of the date hereof, the Blue Lion Parties held in the aggregate 0 shares of Common Stock of the Issuer, which represents 0% of the outstanding Common Stock. As of the date hereof, Ronald K. Tanemura held in the aggregate 0 shares of Common Stock of the Issuer, which represents 0% of the outstanding Common Stock. The percentages used in this Schedule 13D are calculated based on 26,968,046.6 shares of Common Stock outstanding as of May 13, 2019, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 16, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	In addition to the transaction pursuant to the Purchase Agreement in Item 4 (which is incorporated by reference herein), information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.

(e)	July 10, 2019.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit 99.18: Purchase Agreement, dated July 10, 2019 (as incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed on July 11, 2019).

CUSIP No. 43785V102	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 11, 2019

ROARING BLUE LION CAPITAL MANAGEMENT, LLC

By:	/s/ Charles W. Griege, Jr.
Name:	Charles W. Griege, Jr.
Title:	Managing Member

/s/ Charles W. Griege, Jr.
Charles W. Griege, Jr.

/s/ Ronald K. Tanemura
Ronald K. Tanemura

Annex A

Transactions in the Shares of Common Stock of the Issuer During the Past 60 Days

The following tables set forth all transactions in the shares of Common Stock effected in the past 60 days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

Roaring Blue Lion Capital Management on behalf of the Advisory Clients

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range
18-Jun-19	(35,580)	$31.2664	$31.0500–$31.4500
19-Jun-19	(44,128)	$31.1149	$30.7500–$31.4250
20-Jun-19	15,000	$30.6603	$30.5900–$30.7500

Charles W. Griege, Jr. as beneficial owner of shares of Common Stock held by his son

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
20-Jun-19	(18)	$30.5965